UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.	Notice for CEMEX, S.A.B. de C.V.’s (NYSE:CX) Ordinary General Shareholders Meeting to be held on March 31, 2016, in the city of Monterrey, Nuevo León, México.

2.	Notice for CEMEX, S.A.B. de C.V.’s (NYSE:CX) Extraordinary General Shareholders Meeting to be held on March 31, 2016, in the city of Monterrey, Nuevo León, México.

3.	Supplemental information to the agenda for the (i) Ordinary and (ii) Extraordinary General Shareholders Meetings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	January 29, 2016	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Notice for CEMEX, S.A.B. de C.V.’s (NYSE:CX) Ordinary General Shareholders Meeting to be held on March 31, 2016, in the city of Monterrey, Nuevo León, México.

2.	Notice for CEMEX, S.A.B. de C.V.’s (NYSE:CX) Extraordinary General Shareholders Meeting to be held on March 31, 2016, in the city of Monterrey, Nuevo León, México.

3.	Supplemental information to the agenda for the (i) Ordinary and (ii) Extraordinary General Shareholders Meetings.